SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EBITDA MARGIN EXCEEDS 46% in 2Q10, THE HIGHEST LEVEL FOR SEVEN QUARTERS

São Paulo, Brazil, August 10, 2010

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2010 (2Q10), in accordance with Brazilian accounting principles, and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2010 (1Q10), unless otherwise stated. The Real/US Dollar exchange rate on June 30, 2010 was R$1.8015.

Executive Summary

  The 2Q10 EBITDA margin reached 46.4%, 5.4 p.p. up on 1Q10, further underlining the recovery of CSN’s operating margins;

  EBITDA totaled R$1.8 billion in 2Q10, 37.7% more than in the previous quarter, and R$3.1 billion in the first half, a 119.9% improvement over the first six months of 2009;

  Net income stood at R$894 million in the second quarter, 85.6% up on 1Q10, and R$1.4 billion in 1H10, 95.5% higher than the same period last year;

  Gross profit in 2Q10 amounted to R$1.9 billion, growth of 33.9% over the quarter before, and R$3.3 billion in the first half, 113.2% up year-on-year;

  The 2Q10 gross margin stood at 48.3%, 4.4 p.p. more than in 1Q10;

  Net revenue totaled R$3.9 billion in 2Q10, 21.6% higher than the previous three months, chiefly due to the upturn in mining revenue, which jumped by 86.1% in the 1Q10;

  Net revenue from mining was strongly impacted in 2Q10 by higher prices and the 15.9% increase in iron ore exports over the quarter before;

  2Q10 net revenue from the sale of steel products moved up by 8.1% over 1Q10, fueled by higher prices and the 5.1% upturn in domestic market sales volume;

  Consolidated steel product sales volume on the domestic market, where margins are historically higher, accounted for 88.5% of total sales volume in 2Q10;

  Cement production totaled 377 thousand tonnes in the first six months, accompanied by sales of 373 thousand tonnes and net revenue of R$71.0 million;

  First-half investments came to R$1.5 billion;

  CSN paid R$1.6 billion in dividends and interest on equity to its shareholders in 2Q10;

  The net debt/EBITDA ratio closed the second quarter at 1.56x, based on EBITDA of R$5.3 billion in the last 12 months, remaining stable when compared to the ratio at the end of 1Q10;

  CSN is a highly capitalized company, with a cash position of R$9.7 billion.

On June 30, 2010 • BM&FBovespa: CSNA3 R$26.30/share • NYSE: SID US$14.69 /ADR (1 ADR = 1 share) • Total no. of shares = 1,510,359,220 • Market cap: R$38 billion/US$21 billion	Investor Relations Team
- IR Executive Officer: Paulo Penido Pinto Marques
- Manager: David Moise Salama - (+55 11) 3049-7588
- Specialist: Claudio Pontes - (+55 11) 3049-7592
- Specialist: Fábio Romanin – (+55 11) 3049-7598
- Senior Analyst: Fernando Campos – (+ 55 11) 3049-7591
- Analyst: Stephan Szolimowski – (+55 11) 3049-7593
invrel@csn.com.br

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Consolidated Highlights	2Q09	1Q10	2Q10	2Q10 X 2Q09 (Chg%)	2Q10 X 1Q10 (Chg%)
Crude Steel Production (thousand t)	869	1,178	1,199	38%	2%
Steel Sales Volume (thousand t)	948	1,262	1,300	37%	3%
Domestic Market	795	1,095	1,151	45%	5%
Export Market	153	167	149	-3%	-11%
Net Revenue of steel products per unit (R$/t)	1,960	1,966	2,074	6%	5%
Financial Data (RS MM)
Net Revenue	2,492	3,185	3,873	55%	22%
Gross Profit	778	1,397	1,870	141%	34%
EBITDA	728	1,304	1,796	147%	38%
EBITDA Margin	29%	41%	46%	17 p.p.	5 p.p.
Net Income (R$ MM)	335	482	894	167%	85%
Net Debt (R$ MM)	4,881	6,609	8,268	69%	25%

Economic and Sector Scenario

Brazil

Despite the recent slowdown of Brazil’s economy, accompanied by low inflation, some economists believe there will be a recovery in the second half of the year. This growth may impact the performance of various economic segments, mostly the construction and infrastructure industries.

The National Confederation of Industry is predicting an upturn in the pace of public and private investments this year, from the current 18% of GDP to 19.4%, the highest level since the 1970s. According to the institution, this increase will be essential to sustain economic growth and to maintain installed capacity use within appropriate levels.

According to the Central Bank’s Focus bulletin, GDP should move up by 7.2% in 2010. In order to avoid abusive price hikes, the Central Bank has been gradually increasing interest rates in order to control domestic demand. At its last meeting, it raised the Selic base rate by 50bps to 10.75% p.a., the highest level since March 2009.

Expectations regarding jobs and earnings in 2010 should encourage investments, confirming the healthy performance of the economy. Unemployment measured by the IBGE fell by 7% in June and current market conditions point to the continuation of a favorable scenario until the end of the year. The rate is expected to reach 6.6% in 2011. According to MB Associados, the bulk of wages should grow by 6% in 2010.

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The IMF believes per capita GDP will reach US$10,289 in 2010, a figure that could well be revised upwards by year-end.

Macroeconomic Projections

	2010	2011
IPCA (%)	5.35	4.80
Commercial dollar (final) – R$	1.80	1.85
SELIC (final - %)	11.75	11.75
GDP (%)	7.20	4.50
Industrial Production (%)	12.10	5.00
Source: FOCUS BACEN	Base: July 23, 2010

Sectors Steel:

The World Steel Association estimates year-on-year global steel production growth of 27.9% in 1H10, thanks to the recovery of various markets, led by China, which produced 323 million tonnes in the period, 21% more than in 1H09. China’s annual output may exceed 2009 volume, reaching a new record.

Brazil’s steel industry also did exceptionally well in the first six months.

According to the Brazilian Steel Institute (IABr), production through June totaled 16.4 million tonnes of crude steel and 7.9 million tonnes of rolled flat steel, 55% and 72% up, respectively, over the same period in 2009. In 2Q10, crude steel output came to 8.4 million tonnes and rolled flat production stood at 4.1 million tonnes, 6% and 8% more, respectively, than the previous quarter.

The recovery becomes even clearer if we look at apparent consumption, which totaled 13.3 million tonnes in the first half, 60.3% up year-on-year, and 7 million tonnes in the second quarter, an 11% improvement over 1Q10.

Domestic sales recorded equally expressive growth, with rolled flat products climbing 62% year-on-year in the first half to 6.1 million tonnes. Second-quarter sales came to 3.2 million tonnes, 14% more than in 1Q10.

Steel product exports amounted to 4.3 million tonnes in the first half, 25% up on the same period last year, and 2.2 million tonnes in the second quarter, 10% up on 1Q10.

The IABr estimates apparent steel product consumption of 25 million tonnes in 2010, 34% more than in 2009 and a new annual record, reflecting the excellent performance of Brazil’s economy and its impact on demand from the leading steel-intensive industrial segments, led by strong construction growth, continued auto expansion and the healthy performance of the capital goods and home appliance / OEM industries.

The Institute also estimates total production of 33 million tonnes of crude steel and 21 million tonnes of rolled steel in 2010, with exports of 11 million tonnes.

Segments

Automotive: The first half of 2010 was marked by the excellent performance of the auto industry, fueled by domestic demand, in turn chiefly sustained by government tax breaks and the greater availability of credit.

According to ANFAVEA (the vehicle manufacturers’ association), first-half production totaled 1.75 million units, 19% up year-on-year. Growth in 2010 is estimated at 7%, which, if confirmed, will be a new annual record.

A total of 1.6 million units were licensed in the first half, 9% up on the same period in 2009, a new six-month record. Exports totaled 358,000 units in the same period, 78% more than in 1H09, when global sales suffered a sharp downturn.

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ANFAVEA estimates annual output of 3.4 million units, 8% higher than in 2009, yet another record figure.

Construction: The healthy performance of the Brazilian economy has continued to favor the construction industry, which remains heated, chiefly thanks to the expansion of credit, lower unemployment and the increase in the bulk of wages.

According to the Planning Ministry, the funds allocated to the Minha Casa, Minha Vida program and the PAC (Accelerated Growth Program), should increase from R$ 25 billion this year to R$ 44 billion in 2011.

The Caixa Econômica Federal, which finances 80% of the country’s mortgage lending, announced a 95% year-on-year first-half increase in housing loans to R$ 34 billion.

According to recent Labor Ministry figures, the number of sector jobs increased from 79,000 in 1H09 to 230,000 in 1H10.

Also in the first six months, Abramat (the construction material manufacturers’ association) estimated a 19.8% year-on-year upturn in the sale of building materials, higher than the average 2010 forecast of 15%. As a result, the Central Bank pushed up its construction GDP growth forecast for 2010 from 10%, at the end of the first quarter, to 13%.

Distribution: The distribution sector was positively impacted in the first half by the upturn in demand and the recovery of industrial investments.

According to INDA (the steel distributors’ association), flat steel purchases by distributors recorded consistent growth in 2Q10, totaling 1.3 million tonnes, 33% above the previous quarter. This growth was also fueled by higher imports, which moved up by 8% in the same period.

Import growth was in turn pushed by the buoyant domestic market, the stronger Real and still ample supply on the international market. Other contributing factors included state government import incentives and the persistence of production and export subsidies in various markets abroad.

Steel sales totaled 2.0 million tonnes in the first six months, 28% more than the same period last year, and 1 million tonnes in the second quarter, virtually identical to 1Q10.

Inventories were sufficient for 3.6 months (1.1 million tonnes) above the historical average of 2.8 months.

Home Appliances / OEM: Sales moved up by around 7% year-on-year in 1H10. Many consumers brought forward their purchases in order to take advantage of the prevailing tax break. Although the IPI tax cut was removed at the end of January, home appliance prices only began to move up in May when retail inventories existing at the time of the removal ran out. The reduction in the pace of sales was expected, with the sector having to seek out a new balance after the return of IPI to normal levels. Nevertheless, according to Eletros (the appliance manufacturers’ association), annual sector growth is expected to reach 8% in 2010, thanks to healthy credit, extended financing terms, greater job stability and higher consumer earnings.

International

USA: The United States economy is only recovering slowly due to caution on the part of consumers and financial institutions and the IMF is predicting GDP growth of 3.3% in 2010.

According to the U.S. Department of Labor, unemployment closed June 2010 at 9.5%, a relatively high level, equivalent to 14.6 million jobless individuals in absolute terms.

According to World Steel Association, the U.S. produced 21.4 million tonnes in 2Q10, 9% up on the previous quarter, and 41 million tonnes in 1H10, a hefty 69% up on 1H09.

Given the slow, but steady recovery of demand, plants have been able to produce more. According to CRU, the U.S. steel plants were working at 71.2% of installed capacity at the end of the first ten days in July.

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Also according to CRU, first-half steel consumption increased by 72% year-on-year, while consumption in the second quarter moved up by 9.6% over the previous three months.

Although demand and prices should remain under pressure in the short term, seasonal factors and the low level of distributors’ inventories should ensure that sales pick up as of September.

Europe: Following a period of uncertainty, particularly in Greece, Spain, Portugal and Ireland, the European economy is showing signs of stabilizing and various Euro-Zone countries have approved austerity packages designed to reduce the public deficit. Nevertheless, the IMF still estimates GDP growth of 1% in 2010, despite the financial turbulence.

In a recent stress test of the European banking sector, with a particular focus on banks in those countries with the biggest public deficits and which simulated three crisis situations in 2010 and 2011, only seven of the 91 EU banks failed. The figures showed which banks had sufficient capital to absorb the predicted losses and maintain satisfactory liquidity levels. The disclosure of these results, together with greater control over public spending, should reduce Euro-Zone risk perception.

According to recent World Steel Association figures, the Euro Zone produced 90 million tonnes of steel in 1H10, 45% up on the 1H09, and 47.2 million tonnes in the second quarter, 11% more than in 1Q10.

According to CRU, European flat steel consumption in 2Q10 climbed by 16.4% over the first three months, while first-half consumption increased by 60% year-on-year, with sales of 37.8 million tonnes.

Orders for steel products are likely to fall in the short term, pressuring prices, accompanied by an increase in imports and fiercer competition among the EU’s suppliers.

Although demand may be better than expected, many plants have announced production cut-backs in the coming months, which should lead to greater equilibrium between supply and demand.

Asia: The latest Chinese GDP figures confirm expectations that the country’s economy is stabilizing. Second-quarter GDP grew by 10.3%, versus 11.9% in 1Q10. Even though growth is still high, the slower pace of the world’s third largest economy is causing concern throughout the entire global market.

The government has adopted a series of measures to contain a possible credit bubble and increase in property prices and inflation, which is expected to reduce economic growth to more sustainable levels by year-end.

According to the China National Development and Reform Commission, the government will invest US$100 billion in 23 new infrastructure projects in the west of China to promote the region’s development.

According to World Steel Association, China continued to lead the global steel production rankings, with output of 323 million tonnes of crude steel in 1H10, 21% up year-on-year. If this pace is maintained, annual production should reach 600 million tonnes in 2010.

Domestic demand appears to be slowing, which is reflected in industrial output. The PMI index of the CFLP (Chinese Federation of Logistics and Purchasing) fell for the second consecutive month in June 2010, indicating a reduction in industrial activity.

In addition, the elimination of steel product export incentives (VAT exemption) has made overseas shipments exports less competitive, putting even more pressure on the domestic market.

Over-production and already high inventories have been exerting downward pressure on prices. In June, Shanghai distributors were selling hot-rolled for RMB4,170/t, RMB130 down on previous levels.

Given this price pressure, Asian production cuts appear likely, especially in view of the high cost of raw materials, particularly iron ore and coal.

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Iron Ore

The iron ore market in 2009 was marked by strong demand in 2H09, with transoceanic annual trade of 944 million tonnes, according to Macquarie. The 2010 estimates are positive and this volume should be exceeded.

China continued to lead the market, with imports of 628 million tonnes in 2009, according to the Tex report, while CRU believes the country will account for two-thirds of global iron ore demand by 2014. In 2010, China is expected to import 667 million tonnes.

Given dynamic demand in China and the new iron ore price framework, Chinese imports have become more volatile.

Iron ore price in the spot market had been falling, however, in the last two weeks, it started recovering and remains at a level still higher than at the end of the first half of 2009, reaching US$136/t (CIF China) at the close of July, recovering slightly over the last few weeks.

The new contractual prices have reduced the gap between the old benchmark system and the spot market price. This new pricing system should maintain prices closer to market reality.

Given the poor quality of China’s ore, plus its inefficient production costs, imports will almost certainly move up, especially from Brazil and Australia.

Indian production should go to the local steel industry, especially if steel output records an upturn. In addition, the Indian government has introduced a series of measures to rein in iron ore exports.

According to SECEX (the Foreign Trade Secretariat), Brazil exported 141 million tonnes of iron ore in 1H10, 20% up year-on-year and already back to the levels recorded in the pre-crisis period of 2008.

Investments in mining assets are also growing, particularly in Brazil and Australia. According to Dealogic, in 2010 to date China invested US$ 8.3 billion in the acquisition of mining assets abroad, representing 76 new transactions. According to the Heritage Foundation, total investments in mining and metals should reach US$ 100 billion by 2014.

Cement

Driven by the construction sector, demand for cement has been moving up substantially. The disparity between demand and supply in some Brazilian regions at certain times can trigger recourse to imports. Because cement is a perishable product that occupies a lot of storage space, inventory levels should be just enough to cover immediate demand. When demand peaks, therefore, imports are a distinct possibility.

Investments in new plants added 4 million tonnes to the country’s installed capacity, which currently stands at 67 million tonnes p.a., according to SNIC (the cement industry association).

Also according to SNIC, first-half sales totaled 27.6 million tonnes, 15% more than in 1H09, while annual sales are expected to move up by 12.5% to 58 million tonnes.

Production

The Presidente Vargas Steelworks produced 1.20 million tonnes of crude steel in 2Q10, 2% more than the 1.18 million tonnes recorded in 1Q10, while rolled flat steel output increased by 5%, from 1.20 to 1.27 million tonnes in the quarter.

In comparison with 2Q09, however, growth was much more substantial, reaching 38% for crude steel and 31% for rolled steel, as can be seen in the table below.

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Production (in thousand t)	2Q09	1Q10	2Q10	Change
				2Q10 x 2Q09	2Q10 x 1Q10
Crude Steel (P Vargas Mill - UPV)	869	1,178	1,199	38%	2%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	869	1,178	1,199	38%	2%
Rolled Products (UPV)	968	1,133	1,187	23%	5%
Coils from Third Parties Consumption	0	70	80	-	-
Rolled Products (UPV)	968	1,203	1,267	31%	5%

Production Costs (Parent Company)

CSN’s total steel production costs came to R$1,432 million in 2Q10, a 12% growth or R$154 million, up on the R$1,278 million recorded in the previous quarter, chiefly due to higher raw material costs.

Raw materials: increase of R$112 million, primarily related to the following inputs:

  Coal: increase of R$10 million, basically due to the higher acquisition cost;

  Coke: upturn of R$48 million, due to increased consumption and the higher acquisition cost;

  Pellets: growth of R$29 million, basically due to the higher acquisition cost which was retrospectively applied since January 2010;

  Third-party coils: increase of R$11 million;

  Other raw materials: upturn of R$14 million.

Labor: growth of R$19 million, primarily due to the pay rise following the annual collective bargaining agreement.

General costs: upturn of R$24 million, chiefly due to:

  Energy and fuel: increase of R$10 million, mostly in natural gas;

  Maintenance and supplies: growth of R$14 million, due to periodic maintenance procedures.

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Sales

Total Sales Volume
CSN’s steel product sales volume totaled 1.3 million tonnes in 2Q10, 37% up year-on-year and 3% up on the previous quarter. In the first half, flat steel sales amounted to 2.6 million  tonnes, a hefty 61% more than the same period last year.

Domestic Market
Domestic steel product sales volume in 2Q10 moved up by 5% over 1Q10 and by 45% year-on-year. In 2Q10, the consolidated volume of steel products sold by CSN in the domestic market, where margins are historically higher, reached 88.5% of total sales.

Exports
Steel product exports totaled 149,000 tonnes in 2Q10, 11% and 3% down, respectively, on 1Q10 and 2Q09, due to the routing of sales to the domestic market, where margins are historically higher.

8

Prices

Net revenue per tonne averaged R$ 2,074 in 2Q10, 5.5% up on 1Q10, impacted by the product mix sold in the quarter.

Mining

√ PRODUCTION

Own production of finished iron ore products1 totaled 6.9 million tonnes in 2Q10, 11% up on the previous quarter, 5.6 million of which from Casa de Pedra, and 1.3 million from Namisa.

Namisa’s purchases from third parties amounted to 2.9 million tonnes, 1.5 million of which acquired from CSN.

√ SALES

Total sales of finished iron ore products1 by CSN and Namisa, excluding own consumption, came to 6.2 million tonnes in 2Q10, 11% more than in 1Q10. Exports totaled 5.9 million tonnes, accounting for 95% of total sales volume and 16% up on the previous three months, while domestic sales stood at 0.3 million tonnes.

Of this total, Namisa sold 4.0 million tonnes, all of which for export.

First-half finished-product ore sales stood at 11.9 million tonnes1, 20% up year-on-year. Exports came to 11.0 million tonnes, equivalent to 93% of total sales and 15% more than the same period last year, while the domestic market accounted for 0.8 million tonnes.

The Presidente Vargas Mill absorbed 1.7 million tonnes in the second quarter and 3.3 million tonnes year-to-date.

√ INVENTORIES

Finished iron ore product inventories closed 2Q10 at 7.9 million tonnes.

(1) Production, purchases and sales include 100% of the stake in NAMISA.

Cement

Cement production totaled 377 thousand tonnes in the first six months, accompanied by sales of 373 thousand tonnes and net revenue of R$71.0 million.

CSN is operating 3 distribution centers in the cities of Rio de Janeiro, in the state of Rio de Janeiro and Mauá and São José dos Campos, in the state of São Paulo. In the coming months, the Company intends to open a new distribution center in the state of Rio de Janeiro. In June, CSN doubled its cement grinding capacity and is currently operating at 200 thousand tonnes/month.

Net Revenue

Net revenue totaled R$3.9 billion in 2Q10, 22% up on 1Q10, chiefly due to the 86% upturn in mining revenue, in turn pushed by higher iron ore prices in 2Q10 and increased sales volume. Steel revenue moved up 8% in the same period, also fueled by higher prices and sales volume.

Net Revenue (R$ MM)

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Selling, General and Administrative Expenses

SG&A expenses totaled R$304 million in 2Q10, R$10 million down on 1Q10. Selling expenses fell by R$34 million, reflecting the reversal of provisions for doubtful accounts, while G&A expenses increased by R$22 million, primarily due to the collective bargaining agreement in May and the upturn in expenses with service providers.

Other Revenue and Expenses

In 2Q10, CSN recorded a negative R$80 million in the “Other Revenue and Expenses” line, versus a negative R$96 million in 1Q10. The variation was mainly due to adhesion to the Rio de Janeiro state tax repayment program.

EBITDA

EBITDA totaled R$1,796 million in 2Q10, 38% up on 1Q10, accompanied by a 5 p.p. upturn in the EBITDA margin to 46%. The improvement was largely due to higher iron ore and steel product prices, as well as the more effective management of production costs.

First-half EBITDA came to R$3,100 million, 120% up year-on-year. It is important to note that the 1H09 result was still affected by the strong shrinkage of the global markets. The EBITDA margin stood at 44% in 1H10, 15 p.p. up on the first six months of 2009.

Financial Result and Net Debt

The 2Q10 net financial result was negative by R$421 million, chiefly due to the following factors:

  Interest on loans and financing totaling R$424 million;

  Negative monetary and foreign exchange variations of R$39 million, including the result of derivative operations;

  Other financial expenses of R$18 million.

These negative effects were partially offset by returns on financial investments totaling R$60 million.

On June 30, 2010, the consolidated net debt totaled R$8.3 billion, R$1.7 billion more than the R$6.6 billion recorded on March 31, 2010, essentially due to the following factors:

  EBITDA of R$1.8 billion;

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  Investments of R$1.1 billion;

  Payment of dividends and interest on equity totaling R$1.6 billion;

  R$0.4 billion effect related to the cost of debt booked in the income statement;

  REFIS (tax repayment) installments of R$0.2 billion;

  Working capital effect on cash flow of R$0.2 billion.

The net debt/EBITDA ratio stood at 1.56x on June 30, 2010, based on LTM EBITDA of R$5.3 billion, stable compared to the figure at the close of the previous quarter. The increase in net debt between the two periods was offset by accrued EBITDA growth.

Income Taxes

Income tax and social contribution expenses totaled R$170 million in 2Q10, R$ 141 million up on 1Q10 due to higher taxable income and the reversal of deferred fiscal assets on tax losses and the negative social contribution base. In the first half 2010, these expenses came to R$199 million.

Net Income

CSN posted a 2Q10 net income of R$894 million, 85%, or R$412 million, up on 1Q10, chiefly due to the following effects:

  A R$473 million increase in gross profit, due to higher iron ore and steel product prices, together with greater sales volume in both segments;

  A R$57 million improvement in the financial result;

  On the other hand, income tax and social contribution expenses climbed by R$141 million in 2Q10.

Capex

  CSN invested R$1.1 billion in 2Q10, R$ 701 million of which in the subsidiaries and in the jointly controlled company, allocated as follows:

    Transnordestina Logística: R$ 449 million;

    CSN Aços Longos: R$127 million;

    CSN Cimentos: R$60 million;

    MRS Logística: R$41 million.

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  The remaining R$389 million went to the parent company, mostly in the following projects:

    Warehousing / Others: R$143 million;

    Maintenance and repairs: R$102 million;

    Expansion of the Casa de Pedra mine: R$61 million;

    Technological improvements R$38 million;

    Expansion of the Port of Itaguaí: R$36 million.

Working Capital

  Working capital closed June 2010 at R$1.9 billion, R$234 million up on the end-of-1Q10 figure, mainly due to the R$332 million upturn in assets, fueled by the R$202 million increase in “Accounts Receivable from Abroad” and the R$110 million growth in “Inventories” (raw materials, ongoing imports and prepayments to suppliers). The R$98 million increase in liabilities chiefly resulted from the R$142 million upturn in the “Suppliers” line.

  The average supplier payment period widened from 28 days, at the end of March 2010, to 33 days in June 2010, while the average receivables period increased from 25 to 27 days in the same period. The inventory turnover period averaged 95 days, two days less than in 1Q10.

WORKING CAPITAL (R$MM)	1Q10	2Q10	Change 2Q10 x 1Q10
Assets	3,444	3,776	332
Accounts Receivable	1,099	1,298	199
- Domestic Market	1,197	1,201	4
- Export Market	292	494	202
- Allowance for Debtful	(387)	(395)	(8)
- Credits from clients	(3)	(2)	1
Inventory (*)	2,326	2,436	110
Advances to Taxes	19	41	23
Liabilities	1,739	1,837	98
Suppliers	550	692	142
Salaries and Social Contribution	133	167	34
Taxes Payable	975	936	(39)
Advances from Clients	81	42	(39)
Working Capital	1,705	1,938	234

TURN OVER RATIO Average Periods	1Q10	2Q10	Change 2Q10 x 1Q10
Receivables	25	27	2
Supplier Payment	28	33	5
Inventory Turnover	97	95	(2)
* Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Capital Markets

  Share Performance

  In 1H10, CSN’s shares depreciated by 3% on the São Paulo Stock Exchange, outperforming the IBOVESPA, which fell by 11% in the same period. On the NYSE, CSN’s ADRs recorded a decline of 5%, versus a negative 6% for the Dow Jones.

  Daily traded volume in CSN’s shares averaged R$ 119 million in the second quarter, 17% down on the 1Q10 average, and R$ 131 million in the first half.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2Q10*	1Q10*	1H10*
N# of shares	1,510,359,220	1,510,359,220	1,510,359,220
Market Capitalization
Closing price (R$/share)	26.30	34.53	26.30
Closing price (US$/share)	14.69	19.34	14.69
Market Capitalization (R$ million)	38,345	50,348	38,345
Market Capitalization (US$ million)	21,418	28,200	21,418
Total return including dividends and interest on equity
CSNA3 (%)	-24%	27%	-3%
SID (%)	-24%	25%	-5%
Ibovespa	-13%	3%	-11%
Dow Jones	-10%	4%	-6%
Volume
Average daily (thousand shares)	4,035	4,739	4,381
Average daily (R$ Thousand)	118,838	143,703	131,067
Average daily (thousand ADRs)	6,383	6,577	6,478
Average daily (US$ Thousand)	103,562	110,526	106,988
Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

  On the NYSE, daily traded volume in CSN’s ADRs averaged US$104 million in 2Q10, 6% less than the previous quarter.

  In 1H10, among those shares making up the IBOVESPA, CSN’s were among the ten most traded. The Company’s ADRs were also among the ten most traded Latin American companies on the NYSE.

12

  Dividend Payments

  In 2Q10, CSN paid R$1,570 million to its shareholders related to fiscal year 2009, complementing the R$250 million paid on December 29, 2009, as an advance on interest on equity for that year:

  On April 30, 2010, the Company paid R$70 million as interest on equity; On June 25, 2010, the Company paid R$1,500 million as dividends.

Subsequent Events

  On July 15, 2010, through its wholly-owned subsidiary CSN Resources S.A, CSN issued bonds worth US$ 1 billion at 6.5% p.a. maturing in July 2020, pursuant to Rule 144A and Regulation S of the United States Securities Act. The issue price was 99.096% and the bonds were guaranteed by the Company.

13

Webcast – 2Q10 Earnings Presentation

Conference Call in English WEDNESDAY, August 11, 2010 11:00 a.m. US EDT 12:00 p.m. – Brasília time Phone: +1 (973) 935-8893 Conference ID: 89288907 Webcast: www.csn.com.br/ir	Conference Call in Portuguese WEDNESDAY, August 11, 2010 9:00 a.m. US EDT 10:00 a.m. – Brasília time Phone: +55 (11) 4003-9004 followed by *0 Conference ID: CSN Webcast: www.csn.com.br/ri

  Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is an industrial complex that comprises investments in infrastructure and logistics, combining in its operations own mines, integrated steel mills, cement plants, service centers, railroads and ports, with a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement. With consolidated gross revenue of R$14.0 billion in 2009, CSN is the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also known as one of the world’s most profitable steelmakers.

  CSN’s EBITDA represents net income (loss) before the financial result, income tax and social contribution, depreciation and amortization, and other revenues and expenses. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

  Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

  Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward- looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$

	2Q09	1Q10	2Q10	1H09	1H10
Gross Revenue	3,286,842	4,006,238	4,744,485	6,479,230	8,750,723
Gross revenue deductions	(795,141)	(821,605)	(871,930)	(1,543,546)	(1,693,535)
Net Revenues	2,491,701	3,184,633	3,872,555	4,935,684	7,057,188
Domestic Market	1,924,600	2,547,789	2,865,511	3,558,579	5,413,300
Export Market	567,101	636,844	1,007,044	1,377,104	1,643,888
Cost of Good Sold (COGS)	(1,714,019)	(1,787,537)	(2,002,139)	(3,403,932)	(3,789,676)
COGS, excluding depreciation	(1,500,908)	(1,577,481)	(1,784,767)	(3,034,339)	(3,362,248)
Depreciation allocated to COGS	(213,111)	(210,056)	(217,372)	(369,593)	(427,428)
Gross Profit	777,682	1,397,096	1,870,416	1,531,752	3,267,512
Gross Margin (%)	31.2%	43.9%	48.3%	31.0%	46.3%
Selling Expenses	(149,369)	(200,281)	(166,761)	(275,645)	(367,042)
General and administrative expenses	(113,910)	(104,703)	(126,840)	(215,593)	(231,543)
Depreciation allocated to SG&A	(6,688)	(9,348)	(10,240)	(15,137)	(19,589)
Other operation income (expense), net	(103,327)	(96,405)	(80,413)	(128,064)	(176,816)
Operating income before financial equity interests	404,388	986,359	1,486,162	897,313	2,472,522
Net Financial Results	204,221	(477,907)	(420,585)	165,017	(898,493)
Financial Expenses	(601,283)	(532,172)	(474,704)	(1,066,311)	(1,006,877)
Financial Income	493,844	127,699	89,072	868,082	216,771
Monetary and foreign exchange variations, net	311,660	(73,434)	(34,953)	363,246	(108,387)
Equity interest in subsidiary	(8)	-	-	4	-
Income before Social Contribution and Income Taxes	608,601	508,452	1,065,577	1,062,334	1,574,029
(Provision)/Credit for Income Tax	(336,732)	(23,915)	(3,409)	(423,093)	(27,324)
(Provision)/Credit for Social Contribution	(126,038)	(13,720)	(12,126)	(154,330)	(25,846)
Deferred Income Tax	139,585	6,359	(112,702)	161,445	(106,343)
Deferred Social Contribution	49,328	2,728	(41,795)	57,212	(39,067)
Non-Controlling Shareholders Interest	-	1,668	(1,546)	-	122
Net Income (Loss)	334,744	481,572	893,999	703,568	1,375,571
Adjusted EBITDA	727,514	1,304,478	1,795,825	1,410,107	3,100,304
EBITDA Margin (%)	29.2%	41.0%	46.4%	28.6%	43.9%

15

INCOME STATEMENT
PARENT COMPANY – Corporate Law – In Thousand of R$

	2Q09	1Q10	2Q10	1H09	1H10
Gross Revenue	2,516,244	3,282,699	3,690,364	4,798,504	6,973,063
Gross revenue deductions	(579,945)	(733,357)	(806,280)	(1,056,187)	(1,539,637)
Net Revenues	1,936,299	2,549,342	2,884,084	3,742,317	5,433,426
Domestic Market	7,109,760	2,345,428	2,642,922	7,109,760	4,988,350
Export Market	1,494,600	203,914	241,162	1,494,600	445,076
Cost of Good Sold (COGS)	(1,225,531)	(1,420,716)	(1,546,867)	(2,570,626)	(2,967,582)
COGS, excluding depreciation	(1,058,488)	(1,260,057)	(1,382,498)	(2,291,139)	(2,642,554)
Depreciation allocated to COGS	(167,043)	(160,659)	(164,369)	(279,487)	(325,028)
Gross Profit	710,768	1,128,626	1,337,217	1,171,691	2,465,844
Gross Margin (%)	36.7%	44.3%	46.4%	31.3%	45.4%
Selling Expenses	(119,217)	(170,477)	(133,160)	(214,524)	(303,637)
General and administrative expenses	(82,566)	(69,302)	(87,123)	(151,515)	(156,426)
Depreciation allocated to SG&A	(3,156)	(3,551)	(3,672)	(6,110)	(7,223)
Other operation income (expense), net	(113,953)	(121,368)	(78,608)	(124,310)	(199,976)
Operating income before financial equity interests	391,876	763,928	1,034,654	675,232	1,798,582
Net Financial Results	325,261	(558,824)	(603,554)	18,855	(1,162,377)
Financial Expenses	(606,744)	(594,396)	(539,914)	(1,172,718)	(1,134,310)
Financial Income	93,431	227,880	73,958	168,304	301,838
Monetary and foreign exchange variations, net	838,574	(192,308)	(137,598)	1,023,269	(329,905)
Equity interest in subsidiary	(149,201)	214,953	576,252	155,382	791,206
Income before Social Contribution and Income Taxes	567,936	420,057	1,007,352	849,469	1,427,411
(Provision)/Credit for Income Tax	(245,034)	(2,766)	13,810	(307,442)	11,044
(Provision)/Credit for Social Contribution	(88,685)	(7,033)	(7,682)	(111,262)	(14,715)
Deferred Income Tax	105,005	38,254	(82,718)	184,350	(44,464)
Deferred Social Contribution	37,201	14,454	(26,691)	65,352	(12,239)
Net Income (Loss)	376,423	462,966	904,071	680,467	1,367,037
Adjusted EBITDA	676,028	1,049,506	1,281,303	1,085,139	2,330,809
EBITDA Margin (%)	34.9%	41.2%	44.4%	29.0%	42.9%

16

BALANCE SHEET
Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	6/30/2010	3/31/2010	6/30/2010	3/31/2010
Current Assets	15,955,672	15,257,199	5,626,688	7,133,218
Cash and Cash Equivalents	9,672,152	9,148,907	507,817	1,681,646
Trade Accounts Receivable	1,298,017	1,098,885	1,429,378	1,617,863
Inventory	3,169,688	3,023,241	2,485,136	2,303,834
Deferred Income Tax and Social Contribution	784,686	870,656	579,335	664,433
Guarantee margin of financial instruments	147,109	155,686	-	-
Others	884,020	959,824	625,022	865,442
Non-Current Assets	16,706,665	15,898,500	27,958,736	27,032,793
Long-Term Assets	3,497,551	3,547,541	3,101,707	3,119,757
Investments	511,045	473,920	16,843,062	16,073,352
PP&E	12,199,654	11,384,015	7,900,069	7,724,853
Intangible	468,983	471,636	87,924	87,650
Deferred	29,432	31,388	25,974	27,181
TOTAL ASSETS	32,662,337	31,155,699	33,585,424	34,166,011
Current Liabilities	4,117,301	5,170,031	4,252,349	5,330,886
Loans, Financing and Debentures	1,468,927	1,074,829	1,942,519	1,652,759
Suppliers	691,768	549,910	437,590	323,116
Taxes and Contributions	1,107,928	1,097,732	916,289	932,136
Dividens Payable	179,030	1,651,110	179,759	1,650,908
Others	669,648	796,450	776,192	771,967
Non-Current Liabilities	21,553,457	19,802,587	22,438,177	22,784,954
Long-term Liabilities	21,553,457	19,802,587	22,438,177	22,784,954
Loans, Financing and Debentures	16,472,416	14,684,471	12,540,600	12,796,857
Provisions for contingencies, net judicial deposits	737,876	668,851	699,210	636,759
Deferred Income Tax and Social Contribution	65,604	35,406	23,116	-
Accounts Payable with Subsidiaries	2,977,760	3,011,178	8,104,477	8,104,477
Others	1,299,801	1,402,681	1,070,774	1,246,861
Non-Controlling Shareholders Interest	142,327	168,450	-	-
Shareholders' Equity	6,849,252	6,014,631	6,894,898	6,050,171
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,411,848	5,421,989	5,457,494	5,457,529
Treasury Stock	(1,191,559)	(1,191,559)	(1,191,559)	(1,191,559)
Equity Adjustments	(240,642)	(270,538)	(240,642)	(270,538)
Retained Earnings	1,188,628	373,762	1,188,628	373,762
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,662,337	31,155,699	33,585,424	34,166,011

17

CASH FLOW
CONSOLIDATED – Corporate Law – In Thousands of R$

	2Q09	1Q10	2Q10	1H09	1H10
Cash Flow from Operating Activities	(1,358,040)	259,770	994,268	(1,367,773)	1,254,038
Net Income for the period	334,745	481,572	893,999	703,569	1,375,571
Foreign exchange and monetary variations, net	(967,280)	214,025	58,413	(1,106,177)	272,438
Provision for financial expenses	254,805	351,320	337,948	547,077	689,268
Depreciation, exhaustion and amortization	219,799	219,405	227,612	384,730	447,017
Write-off of permanent assets	9,047	-	-	9,047	-
Provisions for Swap/Forward	(209,725)	(143,040)	6,326	(407,438)	(136,714)
Deferred income taxes and social contribution	(188,914)	(9,087)	154,497	(218,656)	145,410
Non-Controlling Shareholders Interest	-	(1,668)	1,546	-	(122)
Provisions	1,307	59,559	(45,385)	61,630	14,174
Working Capital	(811,824)	(912,316)	(640,688)	(1,341,555)	(1,553,004)
Accounts Receivable	123,748	48,583	(115,354)	(35,974)	(66,771)
Inventory	163,371	(431,918)	(170,984)	103,322	(602,902)
Suppliers	(106,368)	41,850	141,944	(239,710)	183,794
Taxes	(24,165)	47,038	(38,430)	49,314	8,608
Interest Expenses	(298,343)	(360,457)	(264,416)	(523,569)	(624,873)
Judicial Deposits	(664,614)	(7,568)	(9,387)	(717,425)	(16,955)
Investments in trading securities	-	(188,491)	(168,235)	-	(356,726)
Others	(5,453)	(61,353)	(15,826)	22,487	(77,179)
Cash Flow from Investment Activities	655,364	(507,799)	(988,772)	436,234	(1,496,571)
Derivatives	66,509	(22,737)	(10,004)	235,891	(32,741)
Equity Swap Net Effects	1,089,594	-	-	1,089,594	-
Investments/ Future Advance for Capital Increase	-	(34,198)	(19)	-	(34,217)
Fixed Assets/Deferred/Intangible	(500,739)	(450,864)	(978,749)	(889,251)	(1,429,613)
Cash Flow from Financing Activities	(1,474,600)	1,269,090	454,020	(1,239,511)	1,723,110
Issuances	698,875	1,651,374	2,177,391	1,200,829	3,828,765
Amortizations	(405,386)	(382,284)	(162,973)	(672,249)	(545,257)
Dividends / Equity Interest	(1,768,089)	-	(1,560,398)	(1,768,091)	(1,560,398)
Foreign Exchange Variation on Cash and Cash Equivalents	(898,565)	41,104	63,729	(972,181)	104,833
Free Cash Flow	(3,075,841)	1,062,165	523,245	(3,143,231)	1,585,410

18

CONSOLIDATED

SALES VOLUME (Thousand tonnes)

	2Q09	1Q10	2Q10	1H09	1H10
DOMESTIC MARKET	795	1,095	1,151	1,355	2,246
Slabs	2	30	12	3	42
Hot Rolled	301	441	509	477	950
Cold Rolled	156	195	202	268	397
Galvanized	211	294	295	363	588
Tin Plate	125	134	134	243	268
EXPORT MARKET	153	167	149	236	315
Slabs	30	0	0	30	0
Hot Rolled	0	0	0	0	1
Cold Rolled	1	1	2	1	3
Galvanized	95	127	118	151	245
Tin Plate	26	38	29	53	66
TOTAL MARKET	947	1,262	1,300	1,591	2,561
Slabs	32	30	12	33	42
Hot Rolled	301	442	509	477	951
Cold Rolled	157	197	204	269	400
Galvanized	307	421	413	515	834
Tin Plate	151	172	162	296	334

NET REVENUE PER UNIT (In R$/t)

	2Q09	1Q10	2Q10	1H09	1H10
TOTAL MARKET	1,960	1,966	2,074	2,096	2,021
Slabs	765	773	824	459	788
Hot Rolled	1,582	1,656	1,721	1,701	1,691
Cold Rolled	1,834	1,906	2,031	1,907	1,970
Galvanized	2,037	2,119	2,260	2,188	2,189
Tin Plate	2,943	2,667	2,859	3,058	2,760

PARENT COMPANY

SALES VOLUME (Thousand tonnes)

	2Q09	1Q10	2Q10	1H09	1H10
DOMESTIC MARKET	787	1,106	1,172	1,341	2,278
Slabs	2	30	12	4	42
Hot Rolled	281	449	517	458	966
Cold Rolled	228	221	205	381	426
Galvanized	152	269	303	257	572
Tin Plate	124	137	135	242	272
EXPORT MARKET	89	44	28	189	72
Slabs	30	0	0	30	0
Hot Rolled	32	0	0	58	0
Cold Rolled	-	0	0	46	0
Galvanized	1	5	0	2	5
Tin Plate	26	39	28	53	66
TOTAL MARKET	876	1,150	1,200	1,530	2,350
Slabs	32	30	12	34	42
Hot Rolled	313	449	517	515	966
Cold Rolled	228	221	205	427	426
Galvanized	153	274	303	258	577
Tin Plate	150	176	163	295	338

NET REVENUE PER UNIT (In R$/t)
	2Q09	1Q10	2Q10	1H09	1H10
TOTAL MARKET	1,878	1,928	2,052	1,977	1,992
Slabs	716	773	824	729	788
Hot Rolled	1,569	1,634	1,702	1,655	1,670
Cold Rolled	1,695	1,818	2,001	1,687	1,906
Galvanized	2,258	2,337	2,437	2,374	2,390
Tin Plate	2,666	2,380	2,592	2,754	2,482

19

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 11, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.